EXHIBIT (m)(5)


                                  SERVICE PLAN
                      [CLASS C SHARES - LEVEL-LOAD CLASSES]
                       FIRST AMERICAN STRATEGY FUNDS, INC.

         WHEREAS, FIRST AMERICAN STRATEGY FUNDS, INC. (the "Fund") is engaged in business as an open-end investment company registered under the Investment Company Act of 1940, as amended (" 1940 Act"); and

         WHEREAS, the Directors of the Fund have determined that there is a reasonable likelihood that the following Service Plan will benefit the Fund and the owners of the Class C Shares (the "Shares") of the portfolios of the Fund;

         NOW, THEREFORE, the Directors of the Fund hereby adopt this Service Plan in accordance with the conditions contained in the Fund's Rule 18f-3 Plan adopted by the Fund's Board of Directors for multi-classes.

         SECTION 1. The Fund has adopted this Service Plan ("Plan") to enable the Fund to directly or indirectly bear expenses relating to the shareholder servicing of the Shares of the Fund's portfolios as now in existence or hereinafter created from time to time (each a "Portfolio").

         SECTION 2. The Shares of each Portfolio are authorized to pay the principal underwriter of the Shares (the "Distributor") a fee in connection with the personal, ongoing servicing of shareholder accounts of such Shares, calculated and payable monthly, at the annual rate of .25% of the value of the average daily net assets of such class.

         SECTION 3.

         (a) The service fee payable to the Distributor pursuant to Section 2 hereof may be used by the Distributor to provide compensation for personal, ongoing servicing and/or maintenance of shareholder accounts with respect to the Shares of the applicable Portfolios. Compensation may be paid by the Distributor, or any portion of the fee may be reallowed, to persons, including employees of the Distributor, and institutions who respond to inquiries of holders of the Shares regarding their ownership of Shares or their accounts with the Fund or who provide other administrative or accounting services not otherwise required to be provided by the Fund's investment adviser, transfer agent or other agent of the Fund. Notwithstanding the foregoing, if the National Association of Securities Dealers, Inc. ("NASD") adopts a definition of "service fee" for purposes of Section 2830 of the Conduct Rules of the NASD that differs from the definition of shareholder servicing activities in this paragraph, or if the NASD adopts a related definition intended to define the same concept, the definition of shareholder servicing activities in this paragraph shall be automatically amended, without further action of the parties, to conform to such NASD definition.

         (b) Payments under the Plan are not tied exclusively to the expenses for shareholder servicing activities actually incurred by the Distributor, so that such payments may exceed expenses actually incurred by the Distributor. The Fund's Board of Directors will evaluate the appropriateness of the Plan and its payment terms on a continuing basis and in doing so will consider all relevant factors, including expenses borne by the Distributor and amounts it receives under the Plan.

         (c) The Fund's investment adviser and the Distributor may, at their option and in their sole discretion, make payments from their own resources to cover costs of additional shareholder servicing activities.

         SECTION 4. This Plan shall not take effect with respect to a Portfolio until it has been approved, together with any related agreements, by votes of the majority of both (i) the Directors of the Fund and (ii) the Qualified Directors, cast in person at a Board of Directors meeting called for the purpose of voting on this Plan or such agreement.

         SECTION 5. This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually in the manner provided in Section 4 herein for the approval of this Plan.

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         SECTION 6. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Directors of the Fund, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

         SECTION 7. This Plan may be terminated at any time with respect to any Portfolio by the vote of a majority of the Qualified Directors or by vote of a majority of the Portfolio's outstanding Shares class voting securities.

         SECTION 8. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time with respect to any Portfolio, without payment of any penalty, by the vote of a majority of the Qualified Directors or by the vote of a majority of the Portfolio's outstanding Shares on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

         SECTION 9. This Plan may not be amended to increase materially the amount of shareholder servicing expenses permitted pursuant to Section 2 hereof without the approval of a majority of the outstanding Shares of the applicable Portfolio, and all material amendments to this Plan shall be approved in the manner provided in Section 4 herein for the approval of this Plan.

         SECTION 10. As used in this Plan, (a) the term "Qualified Directors" shall mean those Directors of the Fund who are not interested persons of the Fund, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

         SECTION 11. While this Plan is in effect, the selection and nomination of those Directors who are not interested persons of the Fund within the meaning of Section 2(a) (19) of the 1940 Act shall be committed to the discretion of the Directors then in office who are not interested persons of the Fund.

         SECTION 12. This Plan shallot obligate the Fund or any other party to enter into an agreement with any particular person.